EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                              September 13, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

            Subject of the Event: Article in Today's Maariv Newspaper

1. In light of the article published today, September 13, 2006, in Maariv, the Industrial Development Bank of Israel ("the Bank") advises that the possibility of selling the control of the Bank is being examined by the Ministry of Finance and the Government Companies Authority.

To the best of the knowledge of the Bank at present no decisions or recommendations have been made in this matter.

As previously reported, the Bank is implementing a Run-Off plan, the extension of which was approved by the government in October 2005 and which will conclude on July 31, 2008. On that date, the Bank's license will expire.

2. The date and time when the Company was first made aware of the event or matter: September 13, 2006 at 8:30 A.M.